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MAR 05 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 45310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nationwide Planning Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 West Century Road, Suite 360
(No. and Street)

Paramus	**NJ**	**07652**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Karalewich **(201) 476-0029**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

RMS

OATH OR AFFIRMATION

I, **Michael Karalewich**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Nationwide Planning Associates, Inc.**, as of **December 31**, **2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

AFERDITA ISUFI
COMM. # 2447698, Bergen County
NOTARY PUBLIC-NEW JERSEY
Comm Expires July 7, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Nationwide Planning Associates, Inc.

Opinion of the Financial Statements

We have audited the accompanying statement of financial condition of Nationwide Planning Associates, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2006.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 28, 2018
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Nationwide Planning Associates, Inc.

Financial Statements

For the Year Ended

December 31, 2017

Nationwide Planning Associates, Inc.
Statement of Financial Condition
December 31, 2017

Assets

		2017
Cash and Cash equivalents	$	125,504
Deposits with clearing broker		100,000
Due from clearing broker		861,100
Accounts receivable		236,139
Advances to brokers		110,948
Prepaid Expenses		61,947
Property and equipment, net of accumulated depreciation of $ (833,246)		215,082
Deposits		68,449
Total Assets	$	1,779,168

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	115,784
Commissions payable		397,331
Due to related party		7,000
Subordinate Loan		250,000
Deferred Rent		27,415
Accrued payroll		10,942
Total Liabilities	$	808,472
Stockholders' Equity		
Common Stock, no par value, 1,000 shares authorized, 855 shares issued and outstanding	$	-
Additional paid in capital		221,700
Retained earnings		748,997
Total Stockholders' Equity	$	970,697
Total Liabilities and Stockholders' Equity	$	1,779,169

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Operations
For the Year Ended December 31, 2017

REVENUES	2017
Commissions	$ 8,862,928
Mutual Fund Fees	2,740,046
Private Placements	1,641,833
Interest Income	54,249
Other Income	474,450
Total Revenues	$ 13,773,505
General and Administrative Expenses	
Employee compensation and benefits	$ 1,542,568
Clearing services	455,249
Commissions	9,635,883
Communications	172,197
Occupancy & Equipment	542,172
Interest	14,063
Other operating expenses	1,167,134
Total Expenses	$ 13,529,266
Net Income	$ 244,239

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from Operating Activities:		2017
Net Income	$	244,239
Adjustments to reconcile net income to net cash		
Provided by operations:		
Depreciation and amortization		103,176
Increase in accounts receivable		(32,402)
Increase in prepaid expenses		5,167
Increase in advances to brokers		(12,014)
Increase in accounts payable and accrued expenses		88,187
Increase in due from clearing broker		(465,942)
Increase in commissions payable & accrued payroll		102,154
Increase in due to related parties		7,000
Decrease in deferred rent		(16,120)
Net Cash Provided By Operating Activities	$	23,444
Cash flows from Investing Activities:		
Purchase of office furniture and fixtures		(18,394)
Leasehold Improvements		(16,219)
Net Cash Used By Investing Activities	$	(34,613)
Cash Flows from Financing Activities		
Distributions		(156,000)
Proceeds from the issuance of subordinate loan		250,000
Net Cash Provided by Financing Activities	$	94,000
Net Increase in Cash and Cash Equivalents		82,831
Cash and Cash Equivalents Balance		
Beginning of Year	$	42,672
End of Year	$	125,503
Supplemental Disclosure & Cash Flow Information		
Cash paid during the year for interest	$	14,063

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2017

Balance at December 31, 2016	$	-
Issuance of subordinate loan	$	250,000
Balance at December 31, 2017	$	250,000

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2017

	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2016	$ 221,700	$ 660,758	$ 882,458
Distributions		$ (156,000)	$ (156,000)
Net Income		$ 244,239	$ 244,239
Balance, December 31, 2017	$ 221,700	$ 748,997	$ 970,697

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Notes to Financial Statement
December 31, 2017

NOTE A - Summary of Significant Accounting Policies

Organization and Description of Business: Nationwide Planning Associates, Inc. (the "Company"), is a New Jersey Corporation formed in October 1992. Its principal business activity is selling mutual funds, variable annuities, individual equity and fixed income securities, and insurance products.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company does not carry customer accounts or perform custodial functions related to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearance agent) on a fully disclosed basis.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

The Company maintains its cash accounts in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is taxed as an S corporation. Therefore, the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Nationwide Planning Associates, Inc.
Notes to Financial Statement
December 31, 2017

NOTE A - Summary of Significant Accounting Policies (Continued)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Customer's securities transactions are reported on a settlement date basis, generally the second business day following the trade date. The effect of recording these transactions at settlement rather than trade date basis is not material.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

Date of Manager's Review: Subsequent events were evaluated through the date the financial statements were issued.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, accounts receivable are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements at December 31, 2017.

NOTE B - Net Capital

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $707,977 which was $657,977 in excess of its required net capital of $50,000 and its ratio of aggregate indebtedness to net capital was .79 to 1.0.

NOTE C - Off Balance Sheet Risk

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Nationwide Planning Associates, Inc.
Notes to Financial Statement
December 31, 2017

NOTE D - Clearing Agreement

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with these agreements, the Company is required to maintain a deposit in cash or securities. The deposit is refundable if, and when, the Company ceases doing business with the clearing broker.

The receivable from the clearing broker arises from the clearing agreement.

NOTE E - Leases

The Company leases office premises and office equipment under operating leases. The Company's commitment under operating leases is approximately the following:

2018	472,500
2019	67,000
2020	30,000
2021	7,500
Total	$ 577,000

Rent Expense arising from operating leases was approximately $439,000 for 2017.

Certain leases contained periods of free rent. The deferred rent liability arises from allocation of total rent under leases to the free rent period.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for the reporting periods beginning December 15,2019. A lessee will be required to recognize on the balance sheets the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE F - Retirement Plan

The Company has an employer sponsored 401(k) plan which is offered to all eligible employees. There were no employer contributions to the plan for the year ended December 31,2017.

Nationwide Planning Associates, Inc.
Notes to Financial Statement
December 31, 2017

NOTE G - Contingencies

The Company is subject to arbitrations and litigation in the normal course of business. The Company has litigation in progress at December 31, 2017 for which the estimated cost to settle the matter of $75,000 has been accrued and included in the accounts payable.

NOTE H - Liabilities Subordinated to the Claims of General Creditors

The $250,000 represents a loan subordinated to the claims of general creditors as of December 31, 2017. The subordinated loans is covered by an agreement approved by the Financial Industry Regulatory Authority (FINRA) and is thus available in computing net capital under the Securities and Exchange Commissions's uniform net captial rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net captial, it may not be repaid. The subordinated borrowing is with a related party and bears interest at 15%.

The subordinated loan matures in 2019.

NOTE I - Related Parties

The Company has an expense sharing agreement with a related company owned by the Company's stockholders. The Company provides the related company with administrative staff, office space and related operating expenses in exchange for fees. Fees are payable monthly in amounts sufficient to cover costs incurred on behalf of the related party. Fees under the agreement for 2017 were approximately $59,172 and have been included in other income.

Nationwide Planning Associates, Inc.

Supplemental Information

Schedule I
Nationwide Planning Associates, Inc.

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission Act of 1934
As of December 31, 2017

NET CAPITAL:		2017
Total stockholders' equity	$	970,680
Less non-allowable assets:		
Property and equipment		215,082
Deposits		68,449
Advances to brokers		110,948
Prepaid Expenses		61,947
Non-allowable accounts receivable		42,091
Total Deductions		(498,517)
Net capital before haircuts	$	472,163
Plus subordinate loan	$	250,000
Less haircuts	$	(14,186)
Net Capital	$	707,977
Minimum net capital required	$	50,000
Excess net capital	$	657,977
Aggregate indebtedness	$	558,472
Minimum capital based on aggregate indebtedness	$	37,231
Ratio of aggregate indebtedness to net capital		.79 to 1.0

There is no significant difference between the Company's computation of net capital Under Rule 15c3-1 and its amended Part IIA of Form X-17A-5 as of December 31, 2017.

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

Schedule III
Information Relating to the Possession or Control
Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Nationwide Planning Associates, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Nationwide Planning Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Nationwide Planning Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Nationwide Planning Associates, Inc. stated that Nationwide Planning Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year with exceptions as noted in the exemption report. Nationwide Planning Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nationwide Planning Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 28, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

NATIONWIDE
PLANNING ASSOCIATES, INC.
Member FINRA • SIPC

115 West Century Road, Suite 360
Paramus, NJ 07652
Phone (201) 476-0029 Fax (201) 476-0132

BROKER DEALERS ANNUAL EXEMPTION REPORT

Nationwide Planning Associates, Inc claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2) (ii) of the Rule.
Nationwide Planning Associates, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2017 with the following exceptions:

Item	Exception	Date	Description
1	Customer check forwarded 2 business days after taking receipt from the firm's Princeton (CRD# 633110) registered location.	2/15/2017	The firm identified the exceptions noted during the course of its routine branch office inspection and has taken corrective action.
2	Customer check forwarded 2 business days after taking receipt from the firm's Princeton (CRD# 633110) registered location.	3/22/2017	The firm identified the exceptions noted during the course of its routine branch office inspection and has taken corrective action.
3	Customer check forwarded 2 business days after taking receipt from the firm's Princeton (CRD# 633110) registered location.	3/31/2017	The firm identified the exceptions noted during the course of its routine branch office inspection and has taken corrective action.
4	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	4/11/2017	The firm believes that the exceptions noted were held longer than the next business day because the registered location was looking to reduce costs associated with overnight delivery. The firm has since taken corrective action.
5	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	5/9/2017	The firm believes that the exceptions noted were held longer than the next business day because the registered location was looking to reduce costs associated with overnight delivery. The firm has since taken corrective action.
6	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	6/10/2017	The firm believes that the exceptions noted were held longer than the next business day because the registered location was looking to reduce costs associated with overnight delivery. The firm has since taken corrective action.
7	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	9/19/2017	The firm believes that the exceptions noted were held longer than the next business day because the registered location was looking to reduce costs associated with overnight delivery. The firm has since taken corrective action.
8	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	9/25/2017	The firm believes that the exceptions noted were held longer than the next business day because the registered location was looking to reduce costs associated with overnight delivery. The firm has since taken corrective action.
9	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	11/12/2017	The firm believes that the exceptions noted were held longer than the next business day because the registered location was looking to reduce costs associated with overnight delivery. The firm has since taken corrective action.
10	Customer check forwarded 2 business days after taking receipt from the firm's East Hanover (CRD# 441995) registered location.	11/12/2017	The firm identified the exceptions noted during the course of its routine branch office inspection and has taken corrective action.
11	Customer check forwarded 2 business days after taking receipt from the firm's Princeton (CRD# 633110) registered location.	12/11/2017	The firm identified the exceptions noted during the course of its routine branch office inspection and has taken corrective action.

Michael J. Karalewich, CFP®
February 28, 2018

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders of Nationwide Planning Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Nationwide Planning Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Nationwide Planning Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Nationwide Planning Associates, Inc.'s management is responsible for Nationwide Planning Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2017, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 28, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*****1395**********************MIXED AADC 220
45310 FINRA DEC
NATIONWIDE PLANNING ASSOCIATES INC
115 W CENTURY RD STE 360
PARAMUS, NJ 07652-1431

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5,156.66
   B. Less payment made with SIPC-6 filed (**exclude interest**) (1493.75)
      8/31/17
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 3,662.91
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 3,662.91
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nationwide Planning Associates
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 1st day of March, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 13,773,505

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 9,385,132

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 455,249

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Rep Fees 414,477

(Deductions in excess of $100,000 require documentation) Shared Svcs 59,172 473,649

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 21,700

Enter the greater of line (i) or (ii) ______

Total deductions 10,335,730

2d. SIPC Net Operating Revenues $ 3,437,775

2e. General Assessment @ .0015 $ 5,156.66

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